May 1, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0406

Attention: Jacqueline Kaufman, Staff Attorney

Re:	Allied Esports Entertainment, Inc.
Request to Withdraw Registration Statement on Form S-3
Registration No. 333-237495

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended, Allied Esports Entertainment, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement on Form S-3 (File No. 333-237495), together with all exhibits and amendments thereto (collectively, the “Registration Statement”) effective as of the date hereof or as soon as practicable thereafter.

The Registration Statement has not been declared effective and no securities covered by the Registration Statement have been sold. The Registrant has decided to include the shares being offered as part of the Registration Statement on a registration statement on Form S-1 being filed with the Commission on the date hereof. Based on the foregoing, the Registrant submits that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors.

Pursuant to Rule 477(b), the Registrant understands that this request for withdrawal of the Registration Statement will be deemed granted as of the date hereof unless the Registrant receives notice from the Commission within 15 days of the date hereof that such request will not be granted.

Please do not hesitate to contact Bradley Pederson, Esq. of Maslon LLP, counsel to the Registrant, at (612) 672-8341 with any questions with regard to this matter.

Sincerely,

Allied Esports Entertainment, Inc.

By:	/s/ Tony Hung
Chief Financial Officer

cc: Bradley Pederson, Esq. (Maslon LLP)